EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

(Unaudited)

(Millions of Dollars)
Three Months Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2001	2000	2001	2000

Net Income	$ 68	$ 43	$ 165	$ 115

Add:
Provision for income taxes	41	23	95	61

Deduct:
Equity in profit of partnerships	(2)	-	(4)	(2)

Profit before taxes	$ 107	$ 66	$256	$174

Fixed charges:
Interest on borrowed funds	$168	$203	$544	$551
Rentals at computed interest*	1	2	4	4

Total fixed charges	$169	$205	$548	$555

Profit before taxes plus fixed charges	$276	$271	$804	$729

Ratio of profit before taxes plus fixed charges to fixed charges	1.63	1.32	1.47	1.31

*Those portions of rent expense that are representative of interest cost.